UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 16, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

16 February 2023

Barclays PLC

Future Commencement of Buy-back

Barclays PLC (the "Company") announces that, as outlined in its announcement on 15 February 2023, it will commence a share buy-back programme to purchase ordinary shares of 25 pence each in the Company ("Ordinary Shares") for up to a maximum consideration of £500m (the "Buy-back"). The Buy-back will commence on 13 March 2023 and end no later than 15 August 2023 (subject to regulatory approval remaining in place). The purpose of the Buy-back is to reduce the share capital of the Company and therefore Ordinary Shares purchased under the Buy-back will be cancelled.

The Company has entered into an irrevocable, non-discretionary agreement with J.P. Morgan Securities plc ("JPMS") to conduct the Buy-back on its behalf and carry out on-market purchases of Ordinary Shares, acting as riskless principal, and to on-sell such Ordinary Shares to the Company.

JPMS will make trading decisions in relation to the Buy-back independently of the Company.  Any purchases of Ordinary Shares under the Buy-back will be carried out on the London Stock Exchange in accordance with certain pre-set parameters set out in the agreement with JPMS and in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase Ordinary Shares granted by its shareholders at the annual general meeting on 4 May 2022 (the "2022 Authority"), Chapter 12 of the Financial Conduct Authority's Listing Rules, Article 5(1) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended), the Commission Delegated Regulation (EU) No 2016/1052 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended), and applicable US federal securities laws.

No repurchases will be made in the United States or in respect of the Company's American Depositary Receipts.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 744,815,359 being the number of Ordinary Shares the Company is authorised to repurchase under the 2022 Authority less the number of Ordinary Shares purchased as part of (1) the £1,000m share buy-back programme which commenced on 24 May 2022 and completed on 16 August 2022; and (2) the £500m share buy-back programme which commenced on 17 August 2022 and completed on 3 October 2022.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                  Jon Tracey

+44 (0) 20 7773 2136                      +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.